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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3

                                QUARTERLY REPORT


                    FOR THE QUARTER ENDED SEPTEMBER 30, 2000



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935












                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600



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                                    CONTENTS

                                                                                             Page
                                                                                             ----
ITEM 1 - Organization Chart                                                                    2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                        4

ITEM 3 - Associate Transactions                                                                5

ITEM 4 - Summary of Aggregate Investment                                                       5

ITEM 5 - Other Investments                                                                     6

ITEM 6 - Financial Statements and Exhibits                                                     6

SIGNATURE                                                                                      6

EXHIBIT A                                                                                      7

ITEM 1 - ORGANIZATION CHART

    Name             Energy or                                                   Percentage
of Reporting        gas-related           Date of              State of           of Voting            Nature of
  Company            Company           Organization          Organization       Securities Held         Business
-----------         ---------          ------------          ------------       ---------------        ---------
Columbia            Gas-related        January 7, 1998          Delaware               100%            (Non-FERC
Deep Water                                                                                             jurisdictional)
Services                                                                                               gas pipeline
Company                                                                                                development
(Deep Water)

Columbia            Energy-related     November 6, 1998         Delaware               100%            Electric
Electric Liberty                                                                                       Generation
Corp. (CELC)*

Columbia            Energy-related     November 6, 1998         Delaware               100%            Electric
Electric Limited                                                                                       Generation
Holdings Corp.
(CELHC)**

Columbia            Energy-related     October 28, 1998         Delaware               100%            Retail
Energy                                                                                                 Energy
Retail Corp.                                                                                           Marketing
(CERC)

Columbia            Gas-related        October 30, 1998         Delaware               100%            Holding
Pipeline                                                                                               Company
Corp. (CPC)                                                                                            for (non-FERC
                                                                                                       jurisdictional)
                                                                                                       gas pipeline
                                                                                                       companies

Columbia            Energy-related     August 11, 1999          Delaware               100%            Electric
Capacity, L.L.C.                                                                                       Generation
(Columbia Capacity)

Columbia            Energy-related     September 14, 1999       Delaware               100%            Electric
Electric Haverstraw                                                                                    Generation
Corp. (CHC)

Columbia            Energy-related     November 11, 1999        Delaware               100%            Co-generation
Electric Kelson                                                                                        Power Plant
Corp. (CEKC)

*  Formerly TriStar Ventures Corporation 10 (TVC-10)
** Formerly TriStar Ventures Corporation 9 (TVC-9)



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



ITEM 1 - ORGANIZATION CHART (continued)

    Name             Energy or                                                    Percentage
of Reporting        gas-related          Date of              State of            of Voting            Nature of
  Company            Company           Organization          Organization       Securities Held         Business
-----------         ---------          ------------          ------------       ---------------        ---------
Columbia            Energy-related     November 29, 1999        Delaware             100%               Co-generation
Electric Pedrick                                                                                        Power Plant
Limited II Corp. (CEPL)

Columbia            Energy-related     December 23, 1999        Delaware             100%               Co-generation
Electric Liberty                                                                                        Power Plant
Member Corp. (CELM)

Columbia            Energy-related     December 23, 1999        Delaware             100%               Electric
Electric Liberty                                                                                        Generation
Member II Corp. (LLM)

Columbia            Energy-related     December 23, 1999        Delaware             100%               Electric
Electric Liberty II                                                                                     Generation
Corp. (LLL)

Columbia            Energy-related     January 18, 2000         Delaware             100%               Electric
Electric Henderson                                                                                      Generation
Corp. (CHE)

Columbia            Energy-related     January 18, 2000         Delaware             100%               Electric
Electric Ceredo                                                                                         Generation
Corp. (CCH)

Columbia            Energy-related     April 3, 2000            Delaware             100%               Electric
Electric Beaver                                                                                         Generation
Corp. (CEB)

On September 14, 1999, Columbia Electric Corporation (CE) made an equity contribution of $10,000 in the form of management services to Columbia Electric Haverstraw.

On December 23, 1999, CE made an equity contribution of $10,000 in the form of management services to Columbia Electric Liberty Member II.

On December 23, 1999, CE made an equity contribution of $10,000 in the form of management services to Columbia Electric Liberty II.

On January 18, 2000, CE made an equity contribution of $10,000 in the form of management services to Columbia Electric Henderson.

On January 18, 2000, CE made an equity contribution of $10,000 in the form of management services to Columbia Electric Ceredo.

On April 3, 2000, CE made an equity contribution of $10,000 in the form of management services to Columbia Electric Beaver.




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

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

Company       Type of       Principal                              Person to            Collateral      Consideration
Issuing       Security      Amount of    Issue or     Cost of      Whom Security        Given with      Received for
Security      Issued        Security     Renewal      Capital      was Issued           Security        Each Security
--------      --------      ---------    --------     -------      -------------        -----------     --------------

Confidential treatment requested.

CAPITAL CONTRIBUTIONS:

   Company                  Company                     Amount
 Contributing               Receiving                     of
   Capital                  Capital              Capital Contribution
 ------------               ---------            --------------------
Confidential treatment requested.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies

 Reporting        Associate
  Company          Company      Types of      Direct     Indirect                  Total
 Rendering        Receiving     Services      Costs        Costs       Cost        Amount
  Services         Services     Rendered     Charged      Charged    of Capital    Billed
 ---------        ---------     --------     -------     --------    ----------    ------

Confidential treatment requested.


Part II -- Transactions performed by associate companies on behalf of reporting companies

Associate         Reporting
Company           Company       Types of     Direct      Indirect                   Total
Rendering         Receiving     Services     Costs       Costs         Cost        Amount
 Services         Services      Rendered     Charged     Charged     of Capital    Billed
 ---------        ---------     --------     -------     --------    ----------    ------

Confidential treatment requested.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)

   Total consolidated capitalization as of September 30, 2000               $3,673,500           Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                                $551,025           Line 2

   Greater of $50 million or line 2                                           $551,025           Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                                        *
   Total current aggregate investment                                                *           Line 4

   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line
   3 less line 4)                                                                    *           Line 5

Investments in gas-related companies                                                 *

* Confidential treatment requested.

ITEM 5 - OTHER INVESTMENTS

      Major Line                  Other                      Other
  of Energy-Related          Investment in last         Investment in this          Reason for difference in
       Business                U-9C-3 Report               U-9C-3 Report                 Other Investment
---------------------        -----------------          ------------------          ------------------------

Confidential treatment requested.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.


Exhibits:

    1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

           NOT APPLICABLE


    2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

           EXHIBIT A


                                    SIGNATURE


             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  Columbia Energy Group
                                                  ---------------------
                                                      (Registrant)






Date:  November 27, 2000            By: /s/ M. W. O'Donnell
                                       --------------------------------------
                                            M. W. O'Donnell
                                            Senior Vice President &
                                            Chief Financial Officer




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